Exhibit 99.1

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN — ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye” and/or “the Group”)

Dealing in securities arising out of Rights Offer

Westonaria, 14 June 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“the Listings Requirements”) the following information regarding off market dealing in securities of Sibanye by certain directors and the company secretary of the Company pursuant to the Rights Offer as set out in the Rights Offer Circular issued to Sibanye shareholders on 20 March 2017 is provided:

Director’s Name	:	Neal Froneman
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to the primary subscription and 14 June with regard to the excess allocation
Nature of transaction	:	Subscription for shares arising from Sibanye Rights Offer
Number of shares subscribed	:	1 720 887, comprising 1 669 058 in terms of the primary subscription and 51 829 in terms of the excess allocation
Subscription price	:	R11.28
Value of transaction	:	R19 411 605.36
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Keith Rayner
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to the primary subscription and 14 June with regard to the excess allocation
Nature of transaction	:	Subscription for shares arising from Sibanye Rights Offer
Number of shares subscribed	:	20 010, comprising 19 286 in terms of the primary subscription and 724 in terms of the excess allocation
Subscription price	:	R11.28
Value of transaction	:	R225 712.80
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Charl Keyter
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to The primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	328 593 in terms of the primary subscription
Subscription price	:	R11.28
Value of transaction	:	R3 706 529.04
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Sue van der Merwe
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to the primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	545 in terms of the primary subscription
Subscription price	:	R11.28
Value of transaction	:	R6 147.60
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Sello Moloko
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to the primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	59 143 in terms of the primary subscription
Subscription price	:	R11.28
Value of transaction	:	R667 133.04
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Barry Davison
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to The primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	642 857 in terms of the primary subscription
Subscription price	:	R11.28

Value of transaction	:	R7 251 426.96
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	Rick Menell
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to the primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	57 600 in terms of primary subscription
Subscription price	:	R11.28
Value of transaction	:	R649 728
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Company Secretary’s Name	:	Cain Farrel
Company	:	Sibanye
Date of transaction	:	12 June 2017 with regard to The primary subscription
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	166 681 in terms of the primary subscription
Subscription price	:	R11.28
Value of transaction	:	R1 880 161.68
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd